Exhibit 4.11

Summary of Provisions of Addendum, dated December 2002, to Lease Agreement (the “Original Lease Agreement”), dated November 26, 2001, between Sha’ar Yoqneam L.P. (the “Lessor”) and Given Imaging Ltd. (the “Lessee,” and together with the Lessor, the “Parties”)1

•          Existing Premises – Pursuant to the Original Lease Agreement, the Lessor leased to the Lessee premises (the “Existing Premises”) in the Hermon Building (the “Building”) totaling 1,718 square meters located on the lower ground floor and 34.5 square meters located on the ground floor.

•          Additional Premises – The Lessor agreed to increase the size of the Existing Premises by leasing to the Lessee premises located on the second floor of the Building (the “Additional Premises” and, together with the Existing Premises, the “Premises”). The sole use of the Additional Premises is for storage of products and equipment of the Lessee.

•          Term of the Lease – Fifty-four months commencing on September 1, 2002, and ending on February 28, 2007. The Lessee has an option (the “Extension Option”), identical to the option in Section 11(b) of the Original Lease Agreement, to increase the term of the lease of the Additional Premises for a period of 60 months commencing on February 28, 2007, and ending on February 28, 2012 (the “Option Period”). To exercise the option, the Lessee must give notice to the Lessor by no later than September 1, 2006.

•          Rent – The Lessee undertakes to pay monthly rent for the Additional Premises (a) during the first 12 months of the lease (from September 1, 2002, until August 31, 2003) in an amount equal to NIS 18,396, and (b) during the remaining period of the lease (from September 1, 2003, until February 28, 2007) in an amount equal to NIS 19,811. In the event that the Lessee exercises the Extension Option, it undertakes to pay monthly rent for the Additional Premises during the Option Period equal to NIS 21,792. The rental amounts are linked to changes in the Israeli Consumer Price Index (as defined in the Original Lease Agreement). The “Basic Index” (as defined in the Original Lease Agreement) is the Israeli Consumer Price Index which was published on July 15, 2002, for the month of June 2002. Value Added Tax will be added to all rent payments. Rent is payable in advance for each three month period of the lease.

•          Management Agreement – In addition to rent, the Lessee undertakes to pay monthly management fees to the Lessor in the amount of NIS 7,783. The provisions of the management agreement annexed to the Original Lease Agreement shall apply, mutatis mutandis, to the Additional Premises. Value Added Tax will be added to the management fees and the management fees will be linked to changes in the Israeli Consumer Price Index.

•          Bank Guarantee – (A) As surety for the performance of all of the Lessee’s obligations under the Addendum, including the obligation to vacate the Additional Premises at the conclusion of the lease and to pay all sums due under the Addendum, the Lessee undertakes to provide the Lessor with a bank guarantee (the “First Bank Guarantee”) in the amount of NIS 195,365 (equal to the total rent payments due during the first nine months of the lease). The First Bank Guarantee shall be linked to changes in the Israeli Consumer Price Index. The First Bank Guarantee shall remain valid during the entire period of the lease and the three months after it. The Lessee shall extend the validity of the First Bank Guarantee during any Option Period. The First Bank Guarantee shall be autonomous, unconditional, unrestricted and exercisable immediately by the Lessor upon any breach of the lease, subject to 10 days prior written notice to the Lessee. (B) As surety for the payment of all management fees, in addition to the First Bank Guarantee, the Lessee undertakes to provide the Lessor with a bank

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1          Provided pursuant to the provisions of Rule 306 of Regulation S-T.

guarantee (the “Second Bank Guarantee”) in the amount of NIS 27,552 (equal to three months’ management fees for the Additional Premises. The Lessee shall extend the validity of the Second Bank Guarantee during any Option Period.

•          Exclusion of Tenant Protection Law – The provisions of the Tenant Protection Law (Combined Version), 1972 (the “Tenant Protection Law”), shall not apply to the Additional Premises.

•          Taxes – The Lessee undertakes to pay all taxes and fees with respect to the Additional Premises, without exception, that the Lessee owes with respect to the Premises under the Original Lease Agreement.

•          Changes to/Building Work in the Additional Premises – The provisions of Original Lease Agreement, including Section 9 through 19 thereof, apply to all changes to, and building work in, the Additional Premises. Prior to making any changes to, or undertaking any building work in, the Additional Premises, the Lessee undertakes to provide to the Lessor all insurance approval required pursuant to the Original Lease Agreement.

•          Applicable Provisions – All of the provisions of the Original Lease Agreement apply to the Additional Premises, mutatis mutandis.

•          Amendment – The Parties agreed that the Addendum constituted an integral part of the Original Lease Agreement and that the terms and conditions of the Original Lease Agreement would be amended in accordance with the provisions of the Addendum.

•          Provisions Omitted from this Summary – Standard representations and warranties of the Lessee, agreements regarding condition of the Additional Premises, details regarding transfer of the Additional Premises and detailed representations regarding exclusion of the Tenant Protection Law.